News Release
Bema Announces Kupol Feasibility Study Results/ Initial Phase III Drill Results
Notice of Conference Call

Vancouver, June 3, 2005 - Bema Gold Corporation (BGO-TSX, AMEX, BAU-AIM) is pleased to announce the results of a Feasibility Study (the “Feasibility Study”) for the Kupol gold and silver project located in Chukotka, North Eastern Russia. The Feasibility Study demonstrates that Kupol is technically feasible and can be developed as a high grade, low cost gold and silver mine with robust project economics. Bema is earning a 75% interest in the project, from the Government of Chukotka. All dollar figures are in United States dollars unless otherwise indicated.

Following two seasons of drilling, in 2003 and 2004, Bema identified an estimated Indicated Mineral Resource at Kupol of 6.4 million tonnes containing 4.2 million ounces of gold at an average grade of 20.3 grams per tonne (g/t) and 53 million ounces of silver at an average grade of 257 g/t and a further 4 million tonnes of Inferred resources containing 1.6 million ounces of gold at an average grade of 12.4 g/t and 23 million ounces of silver at an average grade of 171.4 g/t.

Using only the Indicated Mineral Resource, the Feasibility Study calculates a probable reserve estimated at 7.1 million tonnes containing 3.85 million ounces of gold at an average grade of 16.9 g/t and 48.76 million ounces of silver at an average grade of 214 g/t. The following tables outline the production scenario on a 100% basis, using a gold (Au) price of $400 per ounce and a silver (Ag) price of $6.00 per ounce.

Year 1-2 estimated average:

Tonnes/day	Grade Au g/t	Grade Ag g/t	Au oz’s/year	Ag oz’s/year	Oper. cash cost/oz*	Total cash cost/oz*
3000	23.1	242.9	701,000	6,260,000	$ 41	$ 83

Year 1-5 estimated average:

Tonnes/day	Grade Au g/t	Grade Ag g/t	Au oz’s/year	Ag oz’s/year	Oper. cash cost/oz*	Total cash cost/oz*
3000	18.7	227.5	600,000	6,100,000	$ 43	$ 84

Life of mine average (6.5 years):

Tonnes/day	Grade Au g/t	Grade Ag g/t	Au oz’s/year	Ag oz’s/year	Oper. cash cost/oz*	Total cash cost/oz*
3000	16.9	214	552,000	5,860,000	$ 47	$ 88
*net of silver credit

The total pre-production capital cost is estimated at approximately $364 million which includes $288.2 million for mine site facilities and pre production development, $36 million for mining equipment and $39.8 million in working capital. (This compares to the combined total of pre-production capital costs and mining equipment costs of $340 million from the Kupol Preliminary Economic Assessment released in May 2004).

Using $400 gold and $6.00 silver Bema has calculated a preliminary, pre tax, Net Present Value (NPV)* at a 0% discount, of approximately $730 million for the life of mine. At a 5% discount the NPV* has been calculated at approximately $430 million. Based on the assumptions from the Feasibility Study, pre-production capital payback is estimated at approximately 18 months. These calculations are based solely on probable reserves and do not include the inferred resource.
* 100% basis

Mine Plan

The Feasibility Study contemplates the simultaneous commencement of open pit and underground mining. For the first three years, the mill will process approximately 1,000 tonnes per day of open pit ore and approximately 2,000 tonnes per day of underground ore. After year three the mill will process approximately 2,750 tonnes per day of underground ore and 250 tonnes per day of stockpiled ore. Gold recoveries are estimated to average 93.8%, while silver recoveries are estimated to average 78.8% . The milling process will consist of a primary crushing and gravity circuit, and will include conventional gravity technology followed by whole ore leaching. Merril Crowe precipitation will be used to produce gold and silver doré bars.

The Feasibility Study was prepared by an integrated engineering team which included Bema personnel, Orocon Incorporated, AMEC Americas Limited, Thyssen Mining and a group of independent metallurgical labs.

Inferred Resources

In addition to the probable reserve outlined in the Feasibility Study the Kupol property hosts an inferred resource estimated at approximately 4 million tonnes grading 12.4 g/t gold and 171.4 g/t silver containing 1.6 million ounces of gold and 23 million ounces of silver. This inferred resource is proximal to the Kupol reserves, located primarily to the north of the North Zone. If further drilling succeeds in converting these resources to reserves, this could extend the Kupol mine life up to approximately 6 years (depending on the mining rate) beyond the current 6.5 years as identified by the Feasibility Study.

Financing

With the completion of the Feasibility Study, Bema is working to finalize negotiations with its bankers regarding the project loan facility for the development of the Kupol mine. Bema is currently utilizing a $100 million bridge loan from Bayerische Hypo- und Vereinsbank AG ("HVB") for the ongoing development work at Kupol. This bridge loan will be paid back from a portion of the project loan.

Development

The 2005 development program has commenced consisting of camp expansion, road construction and site earth works. Materials for the 2006 development program are currently being procured and will be shipped to the Pevek (Russia) storage facility this summer for delivery to the Kupol site next year. The main construction years at Kupol will be 2006 and 2007, with production scheduled for mid 2008.*

*Subject to financing and final permitting

Exploration

The 2005 exploration and condemnation drill program has commenced at Kupol using six rigs. The schedule calls for 45,000 metres of exploration, condemnation and infill drilling. The primary focus of this year’s program is exploration designed to drill test the deposit to the north and to depth in the north, to test the main structure at depth looking for stacked boiling zones, to drill further south on the main structure and to at least 4 other possible parallel structures. To date, Bema has drilled 17 holes totaling 4,270 metres of condemnation and exploration drilling, complete results have been received from six condemnation and one exploration hole.

The first exploration hole (hole 05-456), a step-out hole drilled 100 metres north of the last mineralized hole in the North Extension Zone, intersected 28.33 g/t gold and 245.7 g/t silver over a drill length of 13.6 meters (approximate true width of 8 meters). The North Extension Zone continues to remain open to the north and at depth.

Condemnation holes drilled in the tailings area, 1.5 kilometres southwest of Big Bend, have intersected a large zone of structurally controlled clay alteration similar to the upper part of the North Zone Extension. Hole 05-457 drilled in this area intersected 2.95 meters of 44.54 g/t silver in a quartz vein. The orientation of this vein and its genetic relationship to the clay alteration zone is currently unknown and follow up drilling is on going in this area.

Results from the significant intercepts are as follows:
Hole #	Location	From(m)	To (m)	Length (m)	Gold g/t	Silver g/t
KPO5-456 KPO5-457*	North Extension includes plus Tailing area	376.2 376.2 402.1 118.0	389.8 382.9 405.6 120.95	13.6 6.7 3.5 2.95	28.3 40.3 5.9 0.1	245.7 301.45 43.4 44.5
* Condemnation hole

A Quality Control Program ("QC") has been designed in concert with an independent consultant to meet or exceed the requirements of N1 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling. Tom Garagan, Vice President of Exploration, is the Qualified Person for Bema Gold Corporation. For drill hole locations please refer to the last page of this news release.

Conference Call Details

Bema will host a conference call and webcast to discuss the Kupol Feasibility Study on Friday, June 3, 2005 at 11:00 am PST / 2:00 pm EST. You may access the call by calling the operator at 416-695-9753 or toll free 1-877-888-7019 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 416-695-5275, or within North America call toll free 1-888-509-0081. The webcast can be accessed from Bema’s web site at www.bema.com.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information please visit www.bema.com or to speak to a representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Symbol: BGO. Bema Gold also trades on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding gold production, costs of production, drilling and development program and financings. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2004, which is an exhibit to the Company’s Form 40-F and is available at the SEDAR website. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Kupol Mineral Resource

QA/QC on Assay and Logged Database
The Kupol QA/QC program used to monitor the accuracy of the assay database was managed by Bema’s Qualified Person Tom Garagan and was audited by Smee and Associates, who found it to be compliant with 43-101 regulations. The lithology database was verified by redundant checks against original and quick log information

Methodology Used to Estimate the Kupol Resource

The construction of the Resource Model was performed using Datamine software by Bema personnel and several contractors. The process of building the resource model was overseen by Susan Meister (Resource Modeling consultant) and Ken Brisebois (AMEC, Principle Geostatistician).

The resource was estimated from a three-dimensional block model, which was created by interpreting the vein, stockwork zone, dyke and faults on east-west trending vertical cross sections and reconciling the interpretations on levels. Three-dimensional solids (wireframe) models were built from the interpretations and were the basis for coding the block model. Within the vein and stockwork interpretation, 1.5 -metre composites were created from the assay intervals. To best represent the high and lower grade portions of the vein, an indicator variable was created using the intensity of sulfosalts and Au grade. Variograms were run on composites for the indicator variable in addition to Au and Ag within the high-grade portion and Au and Ag within the lower grade portion of the vein.

The indicator (high-sulfosalt) variable, high-grade Au, low-grade Au, high-grade Ag and low-grade Ag were estimated with four passes of ordinary kriging, using 15 search orientations from south-to-north that match the local strike and dip of the vein. Each of the passes was used to control the amount of data mixing with consideration given to the drill hole spacing.

The whole block grade for vein was calculated using the kriged indicator to weight the high and low grade kriged estimates. The formula used in this calculation was determined by visual inspection of the block grades relative to the drill hole and trench data, comparison of the average grade at a zero cutoff to the average of the declustered composites and comparison of profiles of kriged versus nearest neighbor results by northing and elevation.

An insitu dry density of 2.48 tonnes per cubic metre was used for tonnage calculations. This is based on 543 vein samples collected from throughout the deposit. These were tested at site using the wax-coated density technique as specified in ASTM standard C914-95 (reapproved 1999).

Checks made on the model include a comparison of the kriged estimate to the nearest neighbor (block polygon) models and to the declustered composites. The effect of edge (contact) dilution and ore loss will be assessed in a mining study that is in progress. Visual checks of the block grades relative to the drill hole and trench data were completed in detail on cross sections and levels on the computer screen.

Resource Classification

Mineral Resources have been categorized using the classification of the Canadian Institute of Mining, Metallurgy and Petroleum (2000), relevant definitions being quoted below. This classification is the basis for Technical Reports by Qualified Persons in Canada, and the classification is virtually the same as that of the JORC code (Australia), SME guidelines (USA), SAMREC (South Africa) and that of the European Union.

The CIM Mineral Resource Definitions state that an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shapes and physical characteristics can be estimated with a level of confidence sufficient to allow appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced close-enough for geological and grade continuity to be assumed. Mineral resources under NI 43-101 must show a reasonable chance of economic viability howeve are not mineral reserves and do not have demonstrated economic viability.

An Inferred Mineral Resource can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified geological and grade continuity. The estimate is based on limited information from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

At Kupol, Indicated and Inferred Resources were defined by reviewing grade and mineralized vein width on east/west trending cross sections and on a vertical longitudinal projection. Indicated Mineral Resources are estimated where drill holes or trenches intersect the vein(s) at an approximate 50-metre spacing. Eighty-three percent of the Indicated Resource is supported by approximately 25x50-metre drill hole spacing. Projection of Indicated Resources is limited to 25 metres down-dip in the vein and 12.5 to 25 metres along strike. Within Indicated Resources, the vein structure is continuous, although the vein thickness may be affected locally by faulting and dikes. The grade appears continuous from hole to hole; this continuity has been confirmed by 141 trenches spaced at 4- to 5-metre intervals and 27 trenches at 10-metre intervals across the outcrop of the vein. Additionally, 63 close spaced drill holes were completed in Big Bend and South Zones, which confirm the grade and vein continuity. The average spacing of the detailed drilling is 10-metres along strike and 5 to 10-metres down dip.

Inferred Mineral Resources are estimated down dip and along strike from Indicated Resources in areas that have been drilled on an approximate 100-metre spacing. Projection distances have been limited to within 100 m of a drill hole.

Metal-at-Risk (Capping Levels)

The Mineral Resource is risk-adjusted with an average 5.8% metal reduction in the 25x50-metre spaced drill area (within Indicated Resource), 11.3% metal reduction in the 50x50-metre spaced drill area (within Indicated Resource) and 3.7% metal reduction in Inferred Resource. These approximately correspond to reductions of 5.8, 12.2 and 5 % targets developed by Dr. Parker and Mr. Brisebois. The risk-adjustment accounts for a large portion of the gold being represented by a relatively small proportion of samples having very high grades. Blocks in the three-dimensional block model with gold grades greater than 8 g/t were adjusted downward by factoring the indicator to attain the metal reduction suggested by the metal-at-risk analysis.

Risk Adjustment (Description of Methodology)

Precious metals deposits have skewed grade distributions. Skewed grade distributions have the property that a small proportion of samples can represent a disproportionately large amount of metal. The limited number of these samples can introduce significant uncertainty into a resource estimate. It is a common practice to cut the grades of very high-grade samples, restrict their projection distance or to adjust resource models to mitigate risk.

In many precious metals deposits, Kupol included, the highest grade samples are scattered and discontinuous at the exploration drill-hole spacing. The number of high-grade samples intersected can vary according to the positioning of the drill holes, and it is impossible to know in advance which positions would give the most accurate estimate of the amount of high-grade metal actually present. The uncertainty related to the amount of high-grade metal can be evaluated using a Monte Carlo simulation technique developed by Mineral Resources Development/AMEC that has been applied over a 14-year period. This method simulates re-drilling the deposit 1000 times and notes the variation in the amount of high-grade metal present in annual or global production increments. The 20th percentile of the simulated metal contents is added to the metal content represented by the remaining samples to give a risk-adjusted metal content. The difference between total metal content and risk-adjusted metal content is termed metal at risk. Theoretically, in four periods out of five, the mine should do better than the estimate; however there is additional and largely unquantifiable uncertainty related to how representative the assay distribution input is to the simulation.

The appropriate time-period for Indicated Resources is annual, as Indicated Resources will be used to prepare annual production schedules as part of scoping and feasibility studies. For Inferred Resources, there is inadequate information to support annual planning; therefore a global time-period is used.

The method has advantages over other top-cutting methods in that it takes into account 1) the data density, and 2) the volumes used for production scheduling. As the data density is increased, the amount of metal at risk declines; longer production increments will have less risk than shorter ones.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding gold production, costs of production, drilling and development programs, financings and the proposed bid for Arizona Star. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2003, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2003, which is an exhibit to the Company’s Form 40-F and is available at the Canadian Depository for Securities Web site. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Drill hole locations:

HOLE	EASTING	NORTHING	ELEVATION	DIP	AZ	LENGTH
KP05-452	76,154	89,530	505	-53.2	271.1	200.0
KP05-453	76,129	89,931	505	-55.4	91.1	250.0
KP05-454	76,243	89,530	508	-55	215	261.0
KP05-455	75,961	89,320	524	-53.8	269.9	93.8
KP05-455a	75,959	89,320	524	-53.3	269.4	250.0
KP05-456	77,304	93,040	504	-57	273	426.0*
KP05-457	76,065	89,320	522	-54.7	268.1	205.6
KP05-458	77,138	92,551	573	-62	270	166.2*
KP05-4-459	76,095	89,320	521	-55	270	292.9
KP05-460	76,994	90,422	536	-55	270	229.0
KP05-461	77,229	93,150	539	-60	270	553.0
KP05-462	77,037	90,424	535	-55	270	296.0
KP05-463	75,896	89,275	514	-55	90	200.4
KP05-464	72,210	91,425	636	-55	270	211.0
KP05-465	77,079	92,450	592	-55	270	134.0
KP05-467	77,210	91,425	654	-66	270	265.0
KP05-469	77,130	92,425	594	-58	270	236.0

*Does not include 2004 pre-collar